                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                                  SARGENT, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    803659101
           --------------------------------------------------------
                                 (CUSIP Number)

  Medipace Medical Group, Inc., Attn: Victor Gura, M.D.
  5901 West Olympic Boulevard, Suite 300, Los Angeles, California 90036
  (213) 935-5700
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 11, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 14  Pages
                                        ---

CUSIP No. 803659101              SCHEDULE 13D             Page  2  of 14  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Medipace Medical Group, Inc.       (95-3915465)
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     State of California  (USA)
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,000,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,000,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,000,000
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     15.76%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 803659101              SCHEDULE 13D             Page  3  of 14  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Victor Gura, M.D.     (###-##-####)
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     (USA)
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,183,036
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  2,051,092
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,183,036
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,000,000
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     4,234,128
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     66.73%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 803659101              SCHEDULE 13D             Page  4  of 14  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Ronald P. Lang, M.D.    (###-##-####)
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     (USA)
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,727,679
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  727,679
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,000,000
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,727,679
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     27.23%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 803659101              SCHEDULE 13D             Page  5  of 14  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Avraham H. Uncyk, M.D.     (###-##-####)
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*
     00
- -------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     (USA)
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  1,323,413
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  323,413
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  1,000,000
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,323,413
- -------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     20.86%
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages



                                    SARGENT, INC.

                                   AMENDMENT NO. 1

                                          TO

                                    SCHEDULE 13 D

                       Victor Gura, M.D., Ronald P. Lang, M.D.,
                 Avraham Uncyk, M.D. and Medipace Medical Group, Inc.

                                     May 28, 1996


1.  SECURITY AND ISSUER.

    Common Stock
    Sargent, Inc.
    5901 West Olympic Boulevard
    Suite 109
    Los Angeles, California 90036

2.  IDENTITY AND BACKGROUND.

    VICTOR GURA, M.D.

    a.   Victor Gura, M.D.

    b.   5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

    c.   Medical doctor (internal medicine/nephrology)

         Medipace Medical Group, Inc.
         5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

         Los Angeles Community Dialysis, Inc.
         5901 West Olympic Boulevard
         Suite 109
         Los Angeles, California 90036

    d.   Not applicable
    e.   Not applicable
    f.   United States of America

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                                                              Page 7 of 14 Pages

    RONALD P. LANG, M.D.

    a.   Ronald P. Lang, M.D.

    b.   5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

    c.   Medical doctor (internal medicine/nephrology)

         Medipace Medical Group, Inc.
         5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

         Los Angeles Community Dialysis, Inc.
         5901 West Olympic Boulevard
         Suite 109
         Los Angeles, California 90036

    d.   Not applicable
    e.   Not applicable
    f.   United States of America

    AVRAHAM UNCYK, M.D.

    a.   Avraham Uncyk, M.D.

    b.   5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

    c.   Medical doctor (internal medicine/endocrinology)

         Medipace Medical Group, Inc.
         5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

         Los Angeles Community Dialysis, Inc.
         5901 West Olympic Boulevard
         Suite 109
         Los Angeles, California 90036

    d.   Not applicable
    e.   Not applicable
    f.   United States of America

                                                              Page 8 of 14 Pages

    MEDIPACE MEDICAL GROUP, INC.

    a.   Medipace Medical Group, Inc.,
         a California corporation

    b.   5901 West Olympic Boulevard
         Suite 300
         Los Angeles, California 90036

    c.   General family medical practice

    d.   Not applicable
    e.   Not applicable
    f.   California

3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; and
4.  PURPOSE OF TRANSACTION.

    On May 11, 1996, Sargent, Inc. ("Sargent"), Los Angeles Community Dialysis, Inc. ("LACD"), Victor Gura, M.D. ("Gura"), Avraham H. Uncyk, M.D. ("Uncyk") and Ronald P. Lang, M.D. ("Lang") completed the transaction contemplated by an Agreement for the Exchange of Stock (the "Share Exchange Agreement"), dated as of May 9, 1996. In connection with the Share Exchange Agreement, Sargent issued an aggregate of 4,234,128 shares (the "Exchanged Sargent Shares") of the common stock, par value $0.01 per share (the "Common Stock") of Sargent to Gura, Uncyk and Lang in exchange for 100% of the issued and outstanding shares (the "Exchanged LACD Shares") of common stock of LACD, as follows: (i) Gura (2,183,036 shares), (ii) Lang (727,679 shares), (iii) Uncyk (323,413 shares), and (iv) Medipace Medical Group, Inc. ("Medipace"), a California corporation owned by Gura, Lang and Uncyk (1,000,000 shares). The 1,000,000 shares issued to Medipace were originally issued to Gura, Lang and Uncyk in their proportionate ownership interests in Medipace (67.5%, 22.5% and 10%, respectively), and subsequently transferred to Medipace.

    Prior to the completion of the Share Exchange Agreement, Sargent had issued and outstanding 2,111,343 shares of Common Stock. At the closing (the "Closing") of the Share Exchange Agreement, Sargent had 6,345,471 shares of Common Stock issued and outstanding. As a result, the Exchanged Sargent Shares constituted approximately 66.73% of the issued and outstanding shares of Common Stock of Sargent at the Closing.

    Further, in connection with the Share Exchange Agreement, Gura and Lang became members of the Board of Directors of Sargent, and it is anticipated that the members of the Board of Directors of Sargent prior to the Closing will resign from their positions and that Uncyk will become a director of Sargent ten
(10) days following the filing and mailing to Sargent's stockholders of the

                                                              Page 9 of 14 Pages

information required under Rule 14f-1 of the Securities Exchange Act of 1934, as amended.

    Further, up to an additional 4,210,644 shares of Common Stock and warrants to purchase up to 500,000 shares of Common Stock may be issued in the aggregate to Gura, Uncyk and Lang on the following basis, in the event that Sargent meets certain financial conditions based on the results of operations of Sargent as of the end of the fiscal years ending December 31, 1996 or December 31, 1997: (i) Gura (2,842,185 shares and 337,500 warrants), (ii) Lang (947,395 shares and 112,500 warrants), and (iii) Uncyk (421,064 shares and 50,000 warrants), which reflects the percentage distribution ratio for the initial issuance of the Exchanged Sargent Shares to Gura, Lang and Uncyk, respectively.

    5.   INTEREST IN SECURITIES OF THE ISSUER.

    VICTOR GURA, M.D.

    a.   4,234,128 shares (66.3%)

    b. SOLE VOTING AND DISPOSITIVE POWERS - 2,183,036 shares (See Item 4) SHARED VOTING POWER - 2,051,092 shares (See Items 2 and 6)
         SHARED DISPOSITIVE POWER - 1,000,000 shares (See Items 2 and 6)

    c.   Not applicable
    d.   See Item 6
    e.   Not applicable

    RONALD P. LANG, M.D.

    a.   1,727,679 shares (27.23%)

    b.   SOLE VOTING POWER - none (See Item 6)
         SHARED VOTING POWER - 1,727,679 shares (See Items 2 and 6) SOLE DISPOSITIVE POWER - 727,679 shares (See Item 2)
         SHARED DISPOSITIVE POWER - 1,000,000 shares (See Item 2)

    c.   Not applicable
    d.   See Item 6
    e.   Not applicable

                                                             Page 10 of 14 Pages
    AVRAHAM UNCYK, M.D.

    a.   1,323,413 shares (20.86%)

    b.   SOLE VOTING POWER - none (See Item 6)
         SHARED VOTING POWER - 1,323,413 shares (See Items 2 and 6) SOLE DISPOSITIVE POWER - 323,413 shares (See Item 2)
         SHARED DISPOSITIVE POWER - 1,000,000 shares (See Item 2)

    c.   Not applicable
    d.   See Item 6
    e.   Not applicable

    MEDIPACE MEDICAL GROUP, INC.

    a.   1,000,000 shares (15.76%)

    b.   SOLE VOTING AND DISPOSITIVE POWERS - 1,000,000 shares
         SHARED VOTING AND DISPOSITIVE POWERS - none

    c.   Not applicable
    d.   See Item 6
    e.   Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Of the 1,000,000 shares registered in the name of Medipace, 600,000 of such shares are pledged as collateral for certain obligations of Medipace pursuant to certain pledge agreements. Further, an additional 93,500 shares registered in the name of Dr. Gura are pledged as collateral for such obligations. So long as such obligations are not in default, Medipace and Gura directs the voting of their respective pledged shares. However, the issued and outstanding shares of Medipace are also pledged as collateral for such obligations.

    The remaining 3,140,128 shares collectively owned by Gura, Uncyk and Lang have been deposited in escrow, and are subject to certain restrictions on transferability and alienation until certain obligations of Medipace have been paid in full. Further, the remaining 3,140,128 shares may be required to be pledged as collateral for such obligations in the event that all of the 1,000,000 shares registered in the name of Medipace are sold pursuant to such pledge agreements.

    Further, Lang, and Uncyk have granted Gura a proxy to vote the 1,051,092 shares collectively owned by Lang and Uncyk during the one year period commencing May 11, 1996.

                                                             Page 11 of 14 Pages

7.  MATERIAL TO BE FILED AS EXHIBITS.

    a.   Agreement for Exchange of Stock, dated as of May 9, 1996

    The Agreement for Exchange of Stock, dated as of May 9, 1996, which constitutes an exhibit to this Schedule 13D, has been filed as an exhibit to the Current Report on Form 8-K, dated May 24, 1996, as filed by the Company with the Securities and Exchange Commission, and which document is incorporated herein by this reference.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

May 24, 1996                           /s/ Victor Gura, M.D.
- -----------------                      ----------------------------------------
    Date                                         Signature

                                       Victor Gura, M.D.
                                       ----------------------------------------
                                                 Name/Title

May 24, 1996                           /s/ Ronald P. Lang, M.D.
- -----------------                      ----------------------------------------
    Date                                         Signature

                                       Ronald P. Lang, M.D.
                                       ----------------------------------------
                                                 Name/Title

May 24, 1996                           /s/ Avraham H. Uncyk, M.D.
- -----------------                      ----------------------------------------
    Date                                         Signature

                                       Avraham H. Uncyk, M.D.
                                       ----------------------------------------
                                                 Name/Title